April 9, 2007
Nicholas P. Panos
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Broadcom Corporation
Schedule TO-I
SEC File No. 5-54415
Filed March 21, 2007
Dear Mr. Panos:
We are in receipt of your comment letter dated April 2, 2007 (the “Comment Letter”) with respect to the above-referenced filing by Broadcom Corporation (the “Company” or “Broadcom”) and would like at this time to respond to your comments. The paragraph numbers in this letter correspond to the paragraph numbers in the Comment Letter. For your convenience, your comments have been set forth below in bold an italics prior to Broadcom’s responses. Exhibit A contains the Company Acknowledgment requested in the “Closing Comments” section of the Comment Letter.
General
1. We have received a request for exemptive relief that arrived contemporaneously with or following the commencement of the issuer tender offer. Advise us whether or not Broadcom believes it may rely upon the global exemptive relief issued on March 26, 2007. To the extent Broadcom believes it is eligible to rely upon such relief, please explain to us the reasons in support of their view and specifically address why their reliance should not be interrupted by the fact their tender offer commenced before global relief was available.
     We believe that the tender offer initiated by Broadcom on March 21, 2007 (the “Offer”) complies in all respects with the global exemptive relief issued by the Office of Mergers and Acquisitions, Division of Corporation Finance on March 26, 2007 (the “Global Relief”). The Global Relief provides an exemption from the prompt payment provisions of Rules 13e-4(f)(5) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to permit an issuer to delay the payment of cash consideration offered in an option repricing tender offer so long as the offer meets six conditions. The Broadcom Offer meets all of those conditions.

Nicholas P. Panos
April 9, 2007

     (i) The Offer is Being Made to Current Employees to Address Potential Adverse Consequences under Section 409A of the Internal Revenue Code. Section 1 of the Offer to Amend or Replace Eligible Options, filed as Exhibit (a)(1) to Broadcom’s Tender Offer Statement on Schedule TO (the “Document”), limits participation in the Offer to current employees only. The “Eligible Optionee” subsection of Section 1 of Document states:
          “Individuals to whom Eligible Options have been granted by Broadcom will be Eligible Optionees for purposes of the Offer if they are, on the expiration date of the Offer, a current employee of Broadcom (or any Broadcom subsidiary) and subject to income taxation in the United States with respect to those options.
          Section 2 of the Document makes it clear that the purpose of the Offer is to provide those employees with the opportunity to avoid the adverse tax consequences they might otherwise face under Section 409A of the Internal Revenue Code (“Section 409A”) with respect to the stock options subject to the Offer. The exercise price of the options tendered in the Offer will be adjusted to the extent necessary to avoid taxation of those options under Section 409A. The options subject to the Offer were provided to such employees as part of their compensation packages from Broadcom, and in the absence of the opportunity to adjust their exercise prices pursuant to the Offer, the compensatory value of those options would be substantially diminished due to the penalty taxes and interest costs to which those employees may be subject under Section 409A.
     (ii) The Delay in Making the Cash Payment is Required by Section 409A. The cash payment designed to compensate participating employees for the increased exercise prices to be in effect for their amended options will be paid on the first regular payday in January 2008, but in no event later than January 31, 2008. The delayed payment is solely the result of proposed Internal Revenue Service Regulations under Section 409A, which prohibit the payment of the cash consideration in the same calendar year the exercise price of an option is adjusted to avoid adverse consequences under Section 409A. The “Amendment of Eligible Options and Cash Payment” subsection of Section 1 of the Document specifically states:
          “The delay in the payment of the Cash Payment is required by applicable Internal Revenue Service (“IRS”) regulations.”
     (iii) Employees Will Be Granted a Contractual Right to the Cash Payment as Soon as Practicable. Each participant in the Offer whose tendered option is amended to increase the exercise price thereunder will be granted a contractual right to the payment of compensatory cash consideration that will be paid as soon as practicable on the first regular payday in January 2008. Section 6 of the Document states:
          “In addition, we will, as soon as administratively practicable after the Amendment Date, deliver a final and complete Amendment Agreement to each Eligible Optionee whose Eligible Options have been amended pursuant to the Offer. Schedule I to that agreement will reflect the increases to the exercise prices of the Amended Options and Broadcom’s unconditional obligation to pay such Eligible Optionee the applicable Cash Payment for each of his or her Amended Options on the first regular payday in January 2008, but in no event later than January 31, 2008.”

Nicholas P. Panos
April 9, 2007

     (iv) The Vesting and Exercisability of Amended Options Will Not Be Affected. The vesting and exercisability of an option that is amended in the Offer will not be affected by the Offer or the amendment to the exercise price effected pursuant to the Offer. The “Amendment of Eligible Options and Cash Payment” subsection of Section 1 of the Document provides:
          “Each Amended Option will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. No change to the vesting schedule will occur by reason of the amendment. In addition, except for the Adjusted Exercise Price, the other terms and provisions of each Amended Option will be identical to the terms and provisions in effect for each such Eligible Option immediately prior to the amendment to the exercise price.”
     (v) No Executive Officers or Directors Can Participate in the Offer. The Offer is not being made to any of Broadcom’s former or current executive officers of members of its Board of Directors. The “Eligible Opitonees” subsection of Section 1 of the Document states:
          “None of the members of our Board of Directors or executive officers hold Eligible Options, and those individuals, accordingly, are not eligible to participate in the Offer.”
     (vi) Broadcom Has Determined that It May Otherwise Rely on the Exemptive Order Issued March 21, 2001. Broadcom has determined that the terms and conditions of the Offer are such that, aside from the prompt payment issue under Rules 13e-4(f)(5) and 14e-1 under the Exchange Act, it may rely on the relief granted by the Staff of the Division of Corporation Finance pursuant to the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.
Although Broadcom commenced the Offer on March 21, 2007, two business day prior to the issuance of the Global Relief, Broadcom carefully structured the Offer to comply with the conditions of the individual exemptive relief from the prompt payment rules that the Office of Mergers and Acquisitions afforded to three other companies who had commenced similar offers prior to the issuance of the Global Relief. The individual letters of exemptive relief in question are as follows: Adobe Systems Incorporated (available February 28, 2007); CNET Networks, Inc. (available February 28, 2007); Juniper Networks, Inc. (available March 6, 2007). In commencing the Offer when it did, Broadcom believed in good faith that it was following a permissible course of action, as exemplified by the actions taken by those three companies, namely, the filing of the Schedule TO for the Offer accompanied by a concurrent or subsequent filing with the Office of Mergers and Acquisitions of an individual letter requesting exemptive relief from the prompt payment rules. Broadcom also noticed that Progress Software Corporation also filed a similar tender offer on December 22, 2006, prior to the issuance of the Global Release, but it does not appear that such company was issued an individual letter of exemptive relief. It is not atypical for companies to structure their transactions on the basis of individual no-action or exemptive relief letters issued to other companies, especially when those letters address the same issues and thus appear to formulate the Staff’s position on the subject. Broadcom did nothing more than follow what it believed to be a permissible course of action allowed to other companies conducting the exactly the same type of tender offer and does not believe that there should be any negative implications for doing so, particularly when the Global Relief was issued so shortly after the commencement of the TO.

Nicholas P. Panos
April 9, 2007

Because the Offer clearly complies with the conditions of the Global Relief, as illustrated above, Broadcom no longer seeks the individual exemptive relief requested by its March 21, 2007 letter to the Office of Mergers and Acquisitions, and you may consider this response as Broadcom’s official withdrawal of that request.
7. Conditions of the Offer
2. Condition (b) potentially may not be literally satisfied in view of the global exemptive relief issued on March 26, 2007. Please advise us how Broadcom proposes to proceed if Broadcom is not the specific recipient of an SEC exemptive order. Please address for us the fact Broadcom identified condition (b) as being non-waivable and previously delivered that disclosure to option holders.
     Condition (b) of Section 7 of the Document does not limit the requisite exemptive relief from the prompt payment provisions to the individual relief requested by Broadcom in its March 21, 2007 letter. The Global Relief provides exactly the exemptive relief that is the subject of condition (b). It is Broadcom’s position that condition (b) has now been satisfied as a result of the Global Relief and is no longer an applicable condition to the Offer. Accordingly, there no longer exists any issue regarding the non-waivable status of that condition. The Post-Effective Amendment to the Schedule TO for the Offer (the “Amendment”) that Broadcom has filed in response to the Comment Letter expressly states that paragraph (b) of Section 7 of the Document has been satisfied and is no longer a condition to Broadcom’s acceptance of the tendered options. The holders of Eligible Options will be provided with notice of that fact.
3. In the last paragraph in this section, Broadcom explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise accordingly.
     In the Amendment, Broadcom has revised the last paragraph to comply with the five-day requirement. The specific language of that last paragraph as revised is set forth below in the response to Item 5 of the Comment Letter.
4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Offeror(s). Offer conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To the extent action or inaction by the bidders may give rise to an offer conditions being triggered, an offer condition would appear to be in the direct or indirect control of the bidders. Because at least one of the offer conditions, condition (g), is determinable within the sole judgment of Broadcom, the tender offer could be deemed illusory. Please revise this section to remove the implication the offer conditions are directly or indirectly within the control Broadcom.
     Broadcom believes that all of the conditions listed in Item 7 of the Document are based on actions or events that would not be within its control but rather attributable to third-party actions or general market or economic conditions. In addition, the introductory paragraph to Item 7 requires that Broadcom

Nicholas P. Panos
April 9, 2007

act reasonably both in determining whether a particular condition has occurred and whether the occurrence of such condition makes it inadvisable to proceed with the Offer. Accordingly, Broadcom does not believe that the existence of the condition (g) in Item 7 makes the Offer illusory. However, to address your particular concern regarding that condition, Broadcom has revised the language in condition (g) in the Amendment to read as follows:
     “(g) any change or changes shall have occurred in our business, financial condition, assets, operating results, operations, prospects or stock ownership or that of our subsidiaries as a result of unforeseen, extraordinary events beyond our control that, in our reasonable judgment, is or may be material to us or our subsidiaries or otherwise makes it inadvisable for us to proceed with the Offer, or”
5. Explain to us the purpose of the language that any determination by Broadcom concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that option holders may challenge Broadcom’s determinations.
     The Amendment has revised the language in the last paragraph of Section 7 of the Document to make it clear that Broadcom’s determinations may be subject to challenge by option holders and that a final decision on the subject would be left to a non-appealable determination by a court of competent jurisdiction. Accordingly, the final paragraph has been revised to read as follows to address Items 3 and 5 of the Comment Letter:
     “The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Should we decide to waive any of the material conditions of the Offer, the Offer will remain open for five (5) business days following the date we announce the waiver. Any determination we make concerning the events described in this Section 7 may be challenged by an Eligible Optionee only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”
Item 10 of Schedule TO and Item 11 of the Offer
6. Because Broadcom has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, please note that Broadcom must still fully comply with Item 1010(c) of Regulation M-A. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is required to be disclosed in the tender offer. See Instruction 6 to Item 10 of Schedule TO. While we recognize disclosure has already been provided in accordance with Item 1010(c)(2)-(5), option holders need to have the information required by Item 1010(c). Please review Section I.H.7 of the July 2001 Telephone Interpretations Supplement publicly available at www.sec.gov.

Nicholas P. Panos
April 9, 2007

     In the Amendment, Broadcom has revised Section 11 of the Document to include additional financial information regarding the following items:
—  Current assets
—  Noncurrent assets
—  Current liabilities
—  Noncurrent liabilities
     Broadcom hereby confirms that (i) the amounts reported in Section 11 of the Document with respect to “Net revenues” are the same amounts that would otherwise be disclosable under Rule 1-02(bb)(1)(ii) as “net sales” and (ii) the amounts reported in Section 11 of the Document with respect to “income (loss) from operations” are the same amounts that would otherwise be disclosable under Rule 1-02(bb)(1)(ii) as “income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principal.
7. Pursuant to our telephone conferences on April 3, 2007 and April 4, 2007, we indicated that the tender offer rules do not permit Broadcom to incorporate by reference information in reports which are to be filed in the future.
     In the Amendment, Broadcom has revised paragraph (b) of Section 18 of the Document to limit the information or reports incorporated by reference to the following:
     “b. Our Current Report on Form 8-K, filed with the SEC on March 7, 2007; our Current Report on Form 8-K, filed with the SEC on March 15, 2007 (other than the portions of these documents not deemed to be filed).”

Nicholas P. Panos
April 9, 2007

We hope that you find that our responses have adequately addressed the concerns you raised in your April 2, 2007 letter. If you should require any additional information, please feel free to contact the undersigned at (949) 926-5000. Thank you.
Sincerely,
BROADCOM CORPORATION

By:	/s/ David A. Dull David A. Dull

Title:	Senior Vice President, Business Affairs
General Counsel & Secretary

ACKNOWLEDGMENT
Broadcom Corporation, a California corporation (the “Company”), does hereby represent and acknowledge that with respect to (i) the Tender Offer Statement on Schedule TO that it filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2007 (SEC File No. 5-54415) and (ii) each post-effective amendment that it files with respect to such Schedule TO (collectively, the “Filing”):
     1. The Company is responsible for the adequacy and accuracy of the disclosure in each such Filing;
     2 The comments of the Staff of the Commission (the “Staff”) or changes to disclosure in respect to comments form the Staff do not foreclose the Commission from taking any action with respect to such Filing; and
     3. The Company may not assert the comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BROADCOM CORPORATION

By:	/s/ David A. Dull David A. Dull

Title:	Senior Vice President, Business Affairs
General Counsel & Secretary

Dated:	April 9, 2007